

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Paul Grinberg
Chief Financial Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 1300
San Diego, California

    Re: Encore Capital Group, Inc.
              Form 10-K for the fiscal year ended December 31, 2013
              Filed February 25, 2014
              File No. 000-26489

Dear Mr. Grinberg:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Results of Operations, page 52

1. We note that your net reversal of the portfolio allowance was $12.2 million and $4.2 million for the years ended December 31, 2013 and 2012 compared to a net portfolio provision of $10.8 million for the year ended December 31, 2011. However, you do not include a substantive qualitative discussion as to why there was such a significant change in impairment charges, including the impact of internal or external factors, performance of specific pools, when during the year reversals / charges were taken and why. Please provide us with this information and expand your discussion in future filings to address these items as well as any related trends in this area.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Receivables Secured by Property Tax Liens, Net, Page F-11

2. Please expand your disclosure to include the general time it takes to collect these receivables along with a discussion, or tables, detailing the aging of these receivables along with the amount of tax lien receivables on accrual versus non-accrual basis at each period end.

Financial instruments not required to be carried at fair value
Investments in Receivable Portfolios, page F-20

3. We note your disclosure on page F-20 describing your methodology to compute the fair value of the investment in receivable portfolios and your disclosure that using this method, the fair value of the investment in receivables portfolio approximates book value as of December 31, 2013 and 2012. We also note your disclosure that the carrying value of the investment receivable portfolios was $1.6 billion and $873.1 million as of December 31, 2013 and 2012, respectively. In your December 31, 2012 Form 10-K, you disclosed that the fair value of the investment in receivables portfolios was $1.3 billion and $1.0 billion as of December 31, 2012 and 2011, respectively, compared to a carrying value of $873.1 million and $716.5 million. In order to better understand the difference in fair value as disclosed in your 2013 10-K versus your 2012 10-K, and your determination that the fair value now approximates book value, which was not the case in prior years, please explain the underlying reasons and any significant changes to your methodology or related inputs that resulted in this change. In addition, please enhance your disclosure in future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    /s/ John P. Nolan

                    John P. Nolan
                    Senior Assistant Chief Accountant